SCHEDULE 13G


                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                  SCHEDULE 13G


                     Under the Securities Exchange Act of 1934
                                (Amendment No. __)

                              A.H. Belo Corporation
                                 (Name of Issuer)




                 Series A Common Stock, par value $1.67 per share
                          (Title of class of securities)





                                   080555105
                                (CUSIP number)






                  (A fee is not being paid with this statement)







                              CUSIP NO. 080555105




                                  SCHEDULE 13G



1) Name of Reporting Person. Phoenix Investment Management Company, LP -

   05-0438516



2) Check the appropriate box if a member of a group (see instructions)

   a)
   b)



3) SEC use only......................................................



4) Citizenship or Place of Organization. Rhode Island, USA



Number of     5) Sole Voting Power      99,044
shares bene
ficially      6) Shared Voting Power    5,513,177
owned by
each report-  7) Sole Dispositive Power 99,044
ing person
with          8) Shared Dispositive Power 5,513,177



9) Aggregate amount beneficially owned by each reporting person 5,612,221



10) Check if the Aggregate amount in row (9) excludes certain shares (see instructions)



                         CUSIP NO. 080555105




                            SCHEDULE 13G




11) Percent of class represented by amount in row 9    5.44%



12) Type of Reporting person (see instructions).  IA


Item 1(a) Name of Issuer

          A.H. Belo Corporation


Item 1(b) Adress of issuer's principal executive offices.

          400 South Record Street, Dallas, Texas, 75202


Item 2(a) Name of Person filing

          Phoenix Investment Management Company, LP


Item 2(b) Address of principal business office

          One Citizens Plaza, Providence, RI  02903


Item 2(c) Citizenship

          Rhode Island, USA






                         CUSIP NO. 080555105




                            SCHEDULE 13G





Item 2(d) Title of Class of Securities

          Series A Common Stock, par value $1.67 per share("Common Stock")



Item 2(e) CUSIP Number

          080555105



Item 3. Investment Advisor registred under section 203 of the Investment Advisers Act of 1940.



Item 4. Ownership

        (a) Amount Beneficially owned 5,612,221


        (b) Percent of Class          5.4%


        (c) Number of shares of common stock as to which the company has:

        (i) sole power to vote or to direct the vote    99,044

        (ii) shared power to vote or to direct the vote  5,513,177

        (iii) sole power to dispose or to direct the disposition of 99,044

        (iv) shared power to dispose or to direct the disposition of 5,513,177




                              CUSIP NO. 080555105


                                SCHEDULE 13G

Item 5. Ownership of Five Percent or Less of a class.

        Not applicable



Item 6. Ownership of more the five percent on behalf of another person.

        Not applicable



Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

        Not applicable



Item 8. Identification and classification of members of the group.

        Not applicable


Item 9. Notice of dissolution of group.

        Not applicable



Item 10. Certification.

         Not applicable





                               CUSIP NO. 080555105



                                SCHEDULE 13G


     After reasonable inquiry and to the best of my knowldege and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:    February 16, 1999          /s/ Gerald J. Fogarty, Jr.
                                    Gerald J. Fogarty, Jr., Partner






























                               CUSIP NO. 080555105